

Criminal Court of the City of New York

New York County

Felony Complaint

F

The People of the State of New York

vs.

Defendant:	**Charges:**	**Docket Number:**
1. BNP Paribas, S.A.	PL 175.10 PL 105.05(1)	2014NY051231
2.		
3.		
4.		

FELONY

Interpreter: Language__________________ Assigned ADA: Han, Kim - Tax Crimes Unit

Notices Served at Arraignment:	**Adjournment:**
☐ CPL 190.50 - Grand Jury	Part:____________ Date:____________
☐ Cross Grand Jury	☐ CPL 180.80/30.30 Waived
☐ Waive Cross Grand Jury	**Bail Condition:**
☐ CPL 710.30(1)(A) - Statement	________________ /__________________
☐ CPL 710.30(1)(B) - Identification	**(Ins. Co. Bail Bond) (Cash)**
☐ CPL 250.20 - Alibi	☐ Surety Exam - 48 hours/72 hours
☐ PL 450.10(48 hrs/15 days) - Property	☐ Temporary Order of Protection
☐ Other: ___________	☐ ART. 730 Exam Ordered
	☐ Medical Attention
	☐ Protective Custody
	☐ Suicide Watch
	☐ Psychiatric Evaluation

Arresting Officer Court Reporter Date Part

Judge ____

CRIMINAL COURT OF THE CITY OF NEW YORK
COUNTY OF NEW YORK

THE PEOPLE OF THE STATE OF NEW YORK

-against-

BNP Paribas, S.A.,

Defendant.

FELONY

ADA Edward Starishevsky
(212) 335-4352

Special Agent Matthew Komar, Shield 22666 of the Federal Bureau of Investigations, states as follows:

The defendant is charged with:

1	PL 175.10	Falsifying Business Records in the First Degree (defendant #1: 1 count)
2	PL 105.05(1)	Conspiracy in the Fifth Degree (defendant #1: 1 count)

At the times and places described below in the County and State of New York, the defendant, with intent to defraud and to commit and aid and conceal another crime, made a false entry in the business records of an enterprise; the defendant, with intent that conduct constituting a felony be performed, agreed with one or more persons to engage in and cause the performance of such conduct.

The factual basis for these charges are as follows:

Deponent states that from in or about 2004 up to in or about 2012, the defendant agreed with one or more persons or entities to transmit and cause to be transmitted, through financial institutions in New York County and elsewhere, thousands of U.S. dollar wire payments with an aggregate value of billions of dollars. Deponent further states that these U.S. dollar wire payments omitted and falsified information in violation of United States sanctions laws by hiding the fact that the payments were sent and received on behalf of sanctioned persons, entities, and countries, including Sudan, Iran, and Cuba.

False statements made in this written instrument are punishable as a class A misdemeanor pursuant to section 210.45 of the Penal Law, and as other crimes.

_____   6/24/14   _____
Special Agent Matthew Komar   Date   Time